FORM 51-102F3

MATERIAL CHANGE REPORT

1.	Name and Address of Company

Agrium Inc. (“Agrium”)

13131 Lake Fraser Drive S.E.

Calgary, Alberta T2J 7E8

2.	Date of Material Change

September 11, 2016

3.	News Release

A news release disclosing the material change was issued through PR Newswire on September 12, 2016.

4.	Summary of Material Change

On September 12, 2016, Agrium and Potash Corporation of Saskatchewan Inc. (“PotashCorp”) announced that they had entered into an Arrangement Agreement (the “Arrangement Agreement”) pursuant to which Agrium and PotashCorp will combine their businesses by way of a statutory arrangement (the “Arrangement”) under section 192 of the Canada Business Corporations Act (“CBCA”).

Upon the effectiveness of the Arrangement, and subject to the terms and conditions of the Arrangement Agreement and the Plan of Arrangement (as defined in the Arrangement Agreement), the holders of Agrium common shares (“Agrium Shares”) will receive common shares (“New Parent Shares”) of a new parent company (“New Parent”) at a ratio of 2.23 New Parent Shares for each Agrium Share and the holders of PotashCorp common shares (“PotashCorp Shares”) will receive New Parent Shares at a ratio of 0.4 of a New Parent Share for each PotashCorp Share.

5.	Full Description of Material Change

5.1	Full Description of Material Change:

The Arrangement

On September 11, 2016, Agrium entered into the Arrangement Agreement with PotashCorp pursuant to which Agrium and PotashCorp will combine their businesses. The Arrangement will be implemented by way of the Plan of Arrangement and is subject to certain conditions as described in more detail below. Assuming the Arrangement is completed, Agrium and PotashCorp will become indirect, wholly owned subsidiaries of New Parent, a corporation to be incorporated under the CBCA and named prior to the consummation of the Arrangement.

Upon the effectiveness of the Arrangement, and subject to the terms and conditions of the Arrangement Agreement and the Plan of Arrangement, the holders of Agrium Shares will receive New Parent Shares at a ratio of 2.23 New Parent Shares for each Agrium Share (the “Agrium Exchange Ratio”) and the holders of PotashCorp Shares will receive New Parent Shares at a ratio of 0.4 of a New Parent Share for each PotashCorp Share (the “PotashCorp Exchange Ratio”). In addition, each equity incentive award of Agrium and of PotashCorp will be assumed or replaced by New Parent after the effective time of the Arrangement based on the applicable exchange ratio and all other material terms and conditions of each such equity incentive award shall remain substantially similar with their pre-Arrangement terms and conditions. New Parent will also assume, after the effective time of the Arrangement, the obligations in respect of awards under Agrium’s and PotashCorp’s non-equity based incentive compensation plans. Any Agrium Shares or PotashCorp Shares not exchanged by shareholders for New Parent Shares after three years less one day from the effective date of the Arrangement will be forfeited to New Parent, Agrium or PotashCorp, as applicable.

The Arrangement is subject to a number of conditions, including, among others (1) the approval of the Arrangement by two-thirds of the votes cast by (i) holders of Agrium Shares and holders of Agrium Voting Options (as defined in the Arrangement Agreement) (collectively, the “Agrium Securityholders”) voting as a single class, at a special meeting of Agrium securityholders held to approve the Arrangement (the “Agrium Meeting”); and (ii) holders of PotashCorp Shares (“PotashCorp Shareholders”) at a special meeting of PotashCorp Shareholders held to approve the Arrangement (the “PotashCorp Meeting”); (2) the approval by the Ontario Superior Court of Justice (Commercial List) (the “Court”); (3) required regulatory approvals, including with respect to the Competition Act (Canada) and the U.S. Hart Scott Rodino Antitrust Improvements Act of 1976 Act; (4) the conditional approval of the listing of the New Parent Shares on the Toronto Stock Exchange and the New York Stock Exchange; (5) holders of not more than 5% of New Parent Shares that would be outstanding following completion of the Arrangement exercising rights of dissent with respect to the Arrangement; (6) the absence of a Material Adverse Change (as defined in the Arrangement Agreement) with respect to each party; and (7) other customary closing conditions.

The Arrangement Agreement contains customary representations and warranties made by each of Agrium and PotashCorp and also contains customary covenants, including, among others, agreements by Agrium and PotashCorp to conduct their business in the ordinary course consistent in all material respects with past practice during the period between the execution of the Arrangement Agreement and the effective date of the Arrangement and to not engage in certain kinds of transactions or take certain actions during this period unless consented to in writing by the other party. In addition, on the terms and subject to conditions set forth in the Arrangement Agreement, each party has agreed to use its reasonable best efforts to obtain all required regulatory approvals subject to exceptions in respect of certain remedies which the parties are not required to accept, as outlined in the Arrangement Agreement. Under the terms of the Arrangement Agreement, each of Agrium and PotashCorp are permitted to continue to pay quarterly dividends at existing rates.

Each of Agrium and PotashCorp are also subject to “non-solicitation” restrictions on their ability to initiate, solicit or knowingly encourage or facilitate an Acquisition Proposal (as defined in the Arrangement Agreement) from any third party. However, each party and its representatives may, prior to the receipt of required approvals of the Arrangement by Agrium Securityholders and PotashCorp Shareholders, enter into or participate in any discussions or negotiations with third parties that submit a written Acquisition Proposal that the party’s board of directors has determined, after consultation with outside legal and financial advisors, constitutes or could reasonably be expected to lead to a Superior Proposal (as defined in the Arrangement Agreement). Such an Acquisition Proposal may not result from a breach of the “non-solicitation” provisions of the Arrangement Agreement. Subject to certain limitations, the board of directors of a party that receives a Superior Proposal may, following the expiration of a five business day match period to the other party (where the other party does not “match” the Superior Proposal pursuant to the provisions of the Arrangement Agreement), withdraw or change its recommendations in respect of the Arrangement in response to a Superior Proposal and/or may enter into a Permitted Acquisition Agreement (as defined in the Arrangement Agreement) in respect of a Superior Proposal. However, notwithstanding any such change in recommendation and/or the entering into of a Permitted Acquisition Agreement, unless the other party has terminated the Arrangement Agreement as a result, the party receiving such Superior Proposal shall continue to take all steps reasonably necessary to hold its special meeting in connection with the Arrangement and to cause the resolution in respect of the Arrangement to be voted on at such meeting.

In certain circumstances, including where: (1) in compliance with the terms of the Arrangement Agreement, a party’s board of directors withdraws or changes its recommendations in respect of the Arrangement as a result of a Superior Proposal and/or such party enters into a Permitted

Acquisition Agreement and following this either (i) the other party terminates the Arrangement Agreement as a result prior to the approval of the resolution in respect of the Arrangement by the first mentioned party’s applicable securityholders; or (ii) the first mentioned party’s applicable securityholders do not approve the resolution in respect of the Arrangement and the Arrangement Agreement is terminated in certain circumstances; (2) there is an Acquisition Proposal made (or the public intention in respect of an Acquisition Proposal is disclosed) in respect of a party, the Arrangement Agreement is terminated due to certain specified circumstances (including as a result of such party’s applicable securityholders not approving the resolution in respect of the Arrangement) and such party consummates, agrees to or enters into an Acquisition Proposal within 12 months of the date the Arrangement Agreement is terminated and subsequently consummates, at any time, such Acquisition Proposal; or (3) a party deliberately breaches (as such term is defined in the Arrangement Agreement) its non-solicitation covenants in the Arrangement Agreement, such party may be obligated to pay a U.S.$485 million termination fee to the other party (which amount, if paid, is agreed to be the sole remedy of the other party).

In addition, if the Arrangement is not completed because of a material breach by a party of its representations, warranties or covenants in the Arrangement Agreement, the breaching party will be obligated to pay the nonbreaching party U.S.$50 million to reimburse expenses, except that there is no limit on liability in respect of a deliberate breach (as defined in the Arrangement Agreement) in such circumstances.

Subject to certain limitations, each party may also terminate the Arrangement Agreement if the Arrangement is not consummated by September 11, 2017, which date can be unilaterally extended by either party for up to an additional six months (in three-month increments) if the only unsatisfied conditions are required regulatory approvals.

Fairness Opinions and Board Recommendations

Barclays Capital Inc. and CIBC World Markets, financial advisors to Agrium with respect to the Arrangement, have each advised the board of directors of Agrium that subject to the assumptions, limitations and qualifications set forth in their respective opinions, they are of the opinion that, as of September 11, 2016, the Agrium Exchange Ratio is fair, from a financial point of view, to holders of Agrium Shares. BofA Merrill Lynch and RBC Capital Markets, financial advisors to PotashCorp with respect to the Arrangement, have also each advised the board of directors of PotashCorp that subject to the assumptions, limitations and qualifications set forth in their respective opinions, they are of the opinion that as of September 11, 2016, the PotashCorp Exchange Ratio is fair, from a financial point of view, to PotashCorp Shareholders.

After considering, among other things, the fairness opinions of Barclays Capital Inc. and CIBC World Markets Inc. and the unanimous recommendation of the special committee of Agrium’s board of directors which was formed to consider the Arrangement, the board of directors of Agrium unanimously concluded that the Arrangement and the entry into the Arrangement Agreement are in the best interests of Agrium and authorized the entry by Agrium into the Arrangement Agreement and all related agreements. The board of directors of Agrium unanimously recommends that the Agrium Securityholders vote in favour of the special resolution to approve the Arrangement.

Similarly, after considering, among other things, the fairness opinions of BofA Merrill Lynch and RBC Capital Markets, the board of directors of PotashCorp unanimously concluded that the Arrangement and the entry into the Arrangement Agreement are in the best interests of PotashCorp and authorized the entry by PotashCorp into the Arrangement Agreement and all related agreements. The board of directors of PotashCorp unanimously recommends that the PotashCorp Shareholders vote in favour of the special resolution to approve the Arrangement.

New Parent Governance

Following the consummation of the Arrangement, New Parent’s registered head office will be in Saskatoon, Saskatchewan with Canadian corporate offices in Calgary, Alberta and Saskatoon, Saskatchewan and it is anticipated that New Parent will be led by Charles (Chuck) V. Magro as the Chief Executive Officer and Jochen Tilk as the Executive Chair. There will be equal representation by PotashCorp and Agrium on the executive team and positions will be filled on a “most qualified” basis. In addition, following the consummation of the Arrangement, the board of directors of New Parent is expected to be comprised of 16 members, initially half being nominees of Agrium (including the Chief Executive Officer and a Lead Independent Director) and half being nominees of PotashCorp (including the Executive Chair).

Voting Support Agreements

In conjunction with the execution of the Arrangement Agreement, each of the directors and certain senior officers of Agrium and PotashCorp executed and delivered voting agreements, pursuant to which, among other things, such parties agreed to vote the applicable securities held by them in support of the Arrangement and the transactions contemplated thereby. The voting agreements will terminate if, among other things, the Arrangement Agreement is terminated.

Securityholders Meetings

Further information regarding the Arrangement will be contained in a joint information circular that Agrium and PotashCorp will prepare, file and mail in early October 2016 to their respective securityholders. The record date for the determination of Agrium Securityholders and PotashCorp Shareholders entitled to receive notice of and to vote at the Agrium Meeting and the PotashCorp Meeting, respectively, is September 22, 2016. Each of the Agrium Meeting and the PotashCorp Meeting will take place on November 3, 2016.

The foregoing description of the Arrangement and the Arrangement Agreement does not purport to be complete and is subject to, and qualified in its entirety by, the full text of the Arrangement Agreement. A copy of the Arrangement Agreement has been filed on Agrium’s SEDAR profile and is available for viewing at www.sedar.com.

5.2	Disclosure for Restructuring Transactions:

N/A

6.	Reliance on subsection 7.1(2) of National Instrument 51-102:

N/A

7.	Omitted Information

N/A

8.	Executive Officer

For further information, please contact Richard Downey, Vice President, Investor & Corporate Relations, by telephone at (403) 225-7357.

9.	Date of Report

September 16, 2016

Cautionary Note Regarding Forward-Looking Statements

This material change report contains forward-looking statements and forward-looking information within the meaning of applicable securities laws and are based on the expectations, estimates and projections of management of Agrium as of the date of this material change report unless otherwise stated. The use of any of the words “expect”, “anticipate”, “continue”, “estimate”, “objective”, “ongoing”, “may”, “will”, “project”, “should”, “believe”, “plans”, “intends” and similar expressions are intended to identify forward-looking statements or information. More particularly and without limitation, this material change report contains forward-looking statements and information concerning: the ability of Agrium and PotashCorp to satisfy the conditions to, and to complete, the Arrangement; the incorporation of New Parent; the composition of the board of directors and management team of New Parent; the timing and anticipated receipt of required regulatory, Court and securityholder approvals for the Arrangement; expectations regarding Agrium’s and PotashCorp’s future dividends; the anticipated timing of the mailing of the joint information circular regarding the Arrangement; the holding of the Agrium Meeting and the PotashCorp Meeting and the closing of the Arrangement.

Forward-looking statements in this material change report are based on certain key expectations and assumptions made by Agrium and PotashCorp, including expectations and assumptions concerning: the time required to prepare and mail securityholder meeting materials, including the required joint information circular; the ability of the parties to receive, in a timely manner, the necessary regulatory, Court, securityholder, stock exchange and other third party approvals, including but not limited to the receipt of applicable competition approvals; the ability of the parties to satisfy, in a timely manner, the other conditions to the closing of the Arrangement;customer demand for New Parent’s products; commodity prices and interest and foreign exchange rates; planned synergies, capital efficiencies and cost-savings; applicable tax laws; future production rates; future debt ratings; the sufficiency of budgeted capital expenditures in carrying out planned activities and the availability and cost of labour and services. Although Agrium believes that the expectations and assumptions on which such forward-looking statements are based are reasonable, undue reliance should not be placed on the forward-looking statements because Agrium and PotashCorp can give no assurance that they will prove to be correct.

Since forward-looking statements and information address future events and conditions, by their very nature they involve inherent risks and uncertainties. Actual results could differ materially from those currently anticipated due to a number of factors and risks. These include, but are not limited to the risks associated with the industries in which Agrium and PotashCorp operate in general such as: general global economic, market and business conditions; weather conditions including impacts from regional flooding and/or drought conditions; crop plant area, yield and prices; the supply and demand and price levels for major products of Agrium and PotashCorp may vary from what is currently anticipated; governmental and regulatory requirements and actions by governmental authorities, including changes in government policy, government ownership requirements, changes in environmental, tax and other laws or regulations and the interpretation thereof, and political risks, including civil unrest, actions by armed groups or conflict, regional natural gas supply restrictions as well as counterparty and sovereign risk; relationships with employees, customers business partners, and competitors; delays in completion of turnarounds at Agrium’s and PotashCorp’s major facilities; diversion of management time on the Arrangement; and other risk factors detailed from time to time in reports filed by Agrium and PotashCorp with the Canadian securities regulatory authorities. There are also risks that are inherent in the nature of the Arrangement, including: failure to realize anticipated synergies or cost savings; risks regarding the integration of the two entities; incorrect assessments of the values of the other entity; and failure to obtain any required regulatory and other approvals (or to do so in a timely manner). Risks and uncertainties inherent in the nature of the Arrangement include the failure of Agrium or PotashCorp to obtain necessary securityholder, regulatory, Court and other third party approvals, or to otherwise satisfy the conditions to the Arrangement, in a timely manner, or at all. Failure to so obtain such approvals, or the failure of Agrium or PotashCorp to otherwise satisfy the conditions to the Arrangement, may result in the Arrangement not being completed on the proposed terms, or at all.

The forward-looking statements and information contained in this material change report are made as of the date hereof and Agrium undertakes no obligation to update publicly or revise any forward-looking statements or information, whether as a result of new information, future events or otherwise, unless so required by applicable securities laws.

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